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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) , (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

WHX Corp
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
929248508
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No.	929248508

1	NAMES OF REPORTING PERSONS: Praesidium Investment Management Company, LLC (See Item 2(a))

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-0302413

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		325,641 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

325,641 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

325,641 (See Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

3.3%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 1 to Schedule 13G (the “Schedule 13G”) is being filed by Praesidium Investment Management Company, LLC, a Delaware limited liability company, relating to shares of common stock of WHX Corp, a Delaware corporation (the “Issuer”).

Item 1(a)	Name of Issuer.

WHX Corp

Item 1(b)	Address of Issuer’s Principal Executive Offices.

555 Theodore Fremd Avenue
Rve, NV 10580

Item 2(a)	Name of Person Filing.

Praesidium Investment Management Company, LLC, a delaware limited liability company (the “Management Company”) which serves as investment manager or advisor to a number of hedge funds (collectively, the “Funds”) with respect to the shares of Common Stock (as defined in 2(d)) directly owned by the Funds.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

747 Third Avenue,
New York, New York 10017

Item 2(c)	Citizenship or Place of Organization.

The Management Company is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

929248508

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

Praesidium Investment Management Company, LLC

(a) Amount beneficially owned: 325,641

(b) Percent of class: 3.3%. This percentage is determined by dividing the number of shares beneficially owned by 10,000,498, the number of shares of Common Stock issued and outstanding as of March 26, 2007 as reported in the Issuer’s quarterly report on Form 10-Q filed May 21, 2007.

(c) (i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 325,641

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 325,641

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 20, 2007

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC
By:	/s/ Peter Uddo
Peter Uddo, Managing Member